Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Guardant Health, Inc. for the registration of shares of its common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 23, 2023, with respect to the consolidated financial statements of Guardant Health Inc., and the effectiveness of internal control over financial reporting of Guardant Health Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California

May 22, 2023